PE
2/28/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2002

The BOC Group plc
(Name of Registrant)

Chertsey Road, Windlesham,
Surrey, GU20 6HJ
England
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A)

Encs.

1. A letter dated 1 February 2002 advising the intention to announce on 5 February 2002 the results for the Company for the three months ended 31 December 2001.

2. A notification dated 1 February 2002 advising details of options over shares held on appointment by M F C Miau as a director of the Company.

3. A News Release issued on 4 February 2002 advising that the largest hydrogen production plant in England, built by Foster Wheeler and owned and operated by BOC, has come on stream at Huntsman's manufacturing operations on Teesside.

4. A notification dated 4 February 2002 advising the disposal by Ogier Trustee Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 15,600 Ordinary shares of 25p each in the Company in which the directors of the Company have a technical interest.

5. A notification dated 4 February 2002 confirming that there were no disclosures to be made under Listing Rule 16.4 relating to the appointment of Matthew F C Miau as a director of the Company.

6. A notification dated 4 February 2002 advising the acquisition of 29 Ordinary shares in the Company by C J O'Donnell, a director of the Company, under the Dividend Reinvestment Plan.

7. A News Release issued on 5 February 2002 announcing the results of the Company for the three months ended 31 December 2001.

8. A News Release issued on 5 February 2002 advising letter of intent signed with Seiko Instruments Inc relating to the purchase of their turbomolecular pump business.

9. A notification dated 6 February 2002 advising of the exercise of an option and sale of shares by John L Walsh, a director of the Company.

10. A notification dated 6 February 2002 advising the disposal by Ogier Trustee Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 5,000 Ordinary shares of 25p each in the Company in which the directors of the Company have a technical interest.

11. A notification dated 6 February 2002 advising that Putnam Investment Management Inc and The Putnam Advisory Company Inc had reduced their holding in the issued Ordinary share capital of the Company to 3.226% (previously 4.32%).

12. A notification dated 7 February 2002 advising the disposal by Ogier Trustee Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 27,000 Ordinary shares of 25p each in the Company in which the directors of the Company have a technical interest.

13. A notification dated 8 February 2002 advising details of the grant of options to R S Grant, a director of the Company, under The BOC Group plc Executive Share Option Scheme 1995.

14. A notification dated 8 February 2002 advising details of the grant of options to A E Isaac, a director of the Company, under The BOC Group plc Executive Share Option Scheme 1995.

15. A notification dated 8 February 2002 advising details of the grant of options to R Médori, a director of the Company, under The BOC Group plc Executive Share Option Scheme 1995.

16. A notification dated 8 February 2002 advising details of the grant of options to K Rajagopal, a director of the Company, under The BOC Group plc Executive Share Option Scheme 1995.

17. A notification dated 8 February 2002 advising details of the grant of options to J L Walsh, a director of the Company, under The BOC Group plc Executive Share Option Scheme 1995.

18. A notification dated 12 February 2002 advising the disposal by Ogier Trustee Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 8,500 Ordinary shares of 25p each in the Company in which the directors of the Company have a technical interest.

19. An announcement issued on 12 February 2002 announcing the establishment of a £600m Euro Medium Term Note Programme.

20. A notification dated 7 February 2002 advising the disposal by Ogier Trustee Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 22,000 Ordinary shares of 25p each in the Company in which the directors of the Company have a technical interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorised.

The BOC Group plc

Date: 1 March 2002 ____________________

By: ______________________________
Carol Hunt
Deputy Company Secretary

\\grp_server05\csec1\sec\6k\mar2002.doc

Chertsey Road, Windlesham, Surrey GU20 6HJ
Tel: 01276 477222 Fax: 01276 471333 (International: 44 1276)

1 February 2002

Security No: 698702

BY MESSENGER
Company Announcements Office
The London Stock Exchange
Throgmorton Street Entrance
Old Broad Street
London
EC2N 1HP

Dear Sirs

The BOC Group plc
First Quarter Results for the period ending 31 December 2001

I am writing to give notice that The BOC Group plc first quarter results for the period ending 31 December 2001 will, following consideration by the Finance Committee of the Board, be announced on Tuesday 5 February 2002..

The proposed announcement will be communicated in advance to the Regulatory News Service during the afternoon of Monday 4 February 2002 on an embargo basis. It is anticipated that on the morning of Tuesday 5 February 2002 Amanda Bateman, Assistant Company Secretary, or Carol Hunt, Deputy Company Secretary, will lift the embargo so as to enable public release.

Yours faithfully

Carol Hunt

cc: G Krowitz - New York Stock Exchange
P Cowdy - Deutsche Bank
D M Wentworth-Stanley, Cazenove & Co.
M Fisch - JP Morgan, Newark
R Marino - JP Morgan, New York
C J Marsay - The BOC Group plc

y:\results\q1\2002\cao letter.doc

The BOC Group plc. Registered Office: Chertsey Road, Windlesham, Surrey GU20 6HJ, England. Number 22096-English Register

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE LONDON STOCK EXCHANGE
AT 15.45 HRS ON 1 FEBRUARY 2002 UNDER REF. NO. 8789Q

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The BOC Group plc

2) Name of director

Matthew Feng Chiang MIAU

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Matthew Feng Chiang MIAU

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Notification of interests held on appointment (as at 23 January 2002)

7) Number of shares/amount of stock acquired

8) Percentage of issued class

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

10 February 1995 and 14 February 1996

18) Period during which or date on which exercisable

4 - 10 years after granted and subject to a performance condition

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

Ordinary shares of 25p each granted under The BOC Executive Share Option Scheme 1995

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

722p (1995 grant) and 919p (1996 grant) per share

22) Total number of shares or debentures over which options held following this notification

5,000 (1995 grant) and 5,000 (1996 grant)

23) Any additional information

none

24) Name of contact and telephone number for queries

Carol Hunt 01276 807759

25) Name and signature of authorised company official responsible for

making this notification

Carol Hunt, Deputy Company Secretary
Date of Notification...1 February 2002............

Chertsey Road, Windlesham, Surrey GU20 6HJ
Tel: 01276 477222 Fax: 01276 471333 (International: +44 1276)

NEWS RELEASE

FOR IMMEDIATE RELEASE
4 February 2002

BOC-Foster Wheeler celebrate launch of England's biggest hydrogen plant on Teesside

The largest hydrogen production plant in England – built by Foster Wheeler and owned and operated by BOC – has come on stream at Huntsman's manufacturing operations on Teesside.

The £30 million hydrogen plant at Huntsman's North Tees site near Seal Sands will supply up to 32,000 tonnes a year of high purity hydrogen by pipeline to Huntsman's production facilities at Wilton and North Tees. Under a 15 year supply agreement with Huntsman the plant will also supply 100 tonne an hour of high pressure steam to the North Tees site.

Huntsman will use the hydrogen on Teesside as a key feedstock for its polyurethanes raw materials manufacturing operations at Wilton and its aromatics production complex at North Tees.

Design and construction of the plant, which included the building of a new pipeline infrastructure under the River Tees, was undertaken and managed by Foster Wheeler Energy Limited under the business alliance with BOC. The plant utilises Foster Wheeler's proprietary TERRACE WALL™ Steam Methane Reforming Furnace. The operation of the new plant will be managed as part of BOC's existing Teesside facility, one of the largest industrial gases complexes in Europe

The plant is at the cutting edge of environmental advances and is the first in the Teesside area and the first in the UK oil refinery sector to be awarded an Integrated Pollution Prevention and Control permit by the Environment Agency. Under new legislation, operators must demonstrate that they operate plants in a way that prevents or minimises emissions to air, land or water.

Dick Grant, BOC's chief executive, Process Gas Solutions, said: "We are delighted to have been involved in this tremendously exciting project which will bring many benefits to Huntsman, a company which we recognise as being of key importance to the development of the chemical industry on Teesside. This new plant extends and strengthens our supply capability for our customers on Teesside and further consolidates BOC's position as the leading supplier of all industrial gases in this area, which is particularly important given its position as a world class chemical manufacturing centre. The plant has also been built on time and on budget with no safety incidents."

Ian Bill, chairman and chief executive, Foster Wheeler Energy Limited, said: "Foster Wheeler is very pleased that this project has reached a safe and successful conclusion ahead of schedule. The combined strengths of our alliance with BOC in technology, project execution and plant operations have enabled us to develop a unique and value-adding solution to fully meet Huntsman's requirements. This project in Teesside is one of eleven projects awarded to us since the establishment of Foster Wheeler's Hydrogen Centre of Excellence in Reading. The project was executed from our full-service Teesside Operations centre which, being only four miles from the construction site, gave us additional benefits: excellent communications and a local, responsive team."

The project – which was completed in early 2002 - will lead to greater job security within the organisations involved. The plant was built on time and on budget, with no safety incidents in over 400,000 hours worked.

In addition to the £30 million investment on the plant itself, a further £10 million has been spent on associated new infrastructure, pipelines and high purity water supplies by Huntsman and Hartlepool water company h2go Ltd, a subsidiary of Anglian Water.

Photographs are available from www.newscast.co.uk

-Ends-

Note to Editors:

The BOC Group, which serves two million customers in more than 50 countries, is one of the largest and most global of the world's leading gases companies. It employs 43,000 people worldwide and had annual sales of more than £4 billion in 2001. Further information about The BOC Group may be obtained on the Internet at http://www.boc.com

Foster Wheeler Energy Limited (FWEL) is an international project management, engineering and construction company offering a complete range of services worldwide to the energy and industrial sectors, principally serving the refining, petrochemical, chemical, oil & gas and pharmaceutical/fine chemicals industries. The company, with over 80 years of experience and employing over 2,500 people, is headquartered in Reading with substantial full capability offices in Glasgow, Teesside, Johannesburg, Kuala Lumpur, Shanghai and Sriracha (Thailand). FWEL is a subsidiary of Foster Wheeler Ltd., Hamilton, Bermuda. Further information may be obtained on the Internet at www.fwc.com.

Huntsman Corporation is the world's largest privately owned chemical company. Its operating companies manufacture basic products for a variety of global industries including chemicals, plastics, automotive, footwear, paints and coatings, construction, high-tech, agriculture, health care, textiles, detergent, personal care, furniture, appliances and packaging. Originally known for pioneering innovations in packaging and, later, rapid and integrated growth in petrochemicals, Huntsman-held companies today have revenues of approximately $8.5 billion, more than 14,000 employees and facilities in 43 countries.

For further information please contact:

Gary Williams
Public Relations Manager
The BOC Group
The Priestley Centre
The Surrey Research Park
Guildford
Surrey GU2 7XY

Tel: +44 (0)1483 244515
e-mail: gary.williams@uk.gases.boc.com

Anne Chong
Public Relations Manager
Foster Wheeler Energy Limited
Shinfield Park
Reading
Berkshire RG2 9FW

Tel: +44 (0)118 913 2106
e-mail: anne_chong@fwuk.fwc.com

Bill Perfitt
Public Affairs Manager
Huntsman Petrochemicals (UK) Limited
PO Box 99
Wilton Centre
Redcar TS10 4YA

Tel: +44 (0)1642 453366
e-mail: bill_perfitt@huntsman.com

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE LONDON STOCK EXCHANGE AT 10:26 HRS ON 4 FEBRUARY 2002 UNDER REF. NO. 9103Q

04 February 2002

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 1 February 2002 of 15,600 Ordinary shares of 25p each in the Company at a sale price of 1012.75p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share option plans.

Following this disposal of 15,600 Ordinary shares, the Trustee now holds 5,023,406 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,023,406 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE LONDON STOCK EXCHANGE AT 14.07 HRS ON 4 FEBRUARY 2002 UNDER REF. NO. 9325Q

4 February 2002

THE BOC GROUP plc – M F C Miau

Further to the announcement made on 23 January 2002 that Matthew Miau had joined the board of The BOC Group plc as a non-executive director, it is confirmed that there is no further information to be disclosed under the requirements of Listing Rule 16.4 in relation to his appointment.

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE LONDON STOCK EXCHANGE AT 16:02 HRS ON 4 FEBRUARY 2002 UNDER REF. NO. 9499Q

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The BOC Group plc

2) Name of director

Christopher O'Donnell

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of a holding of the director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Christopher O'Donnell

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under the Dividend Reinvestment Plan

7) Number of shares/amount of stock acquired

29

8) Percentage of issued class

less than 0.01%

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary shares of 25p each

12) Price per share

1036.5p

13) Date of transaction

1 February 2002

14) Date company informed

1 February 2002

15) Total holding following this notification

2,029

16) Total percentage holding of issued class following this notification

less than 0.01%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

01276 807649

25) Name and signature of authorised company official responsible for making this notification

Amanda Bateman
Date of Notification 4 February 2002...............................

Chertsey Road, Windlesham, Surrey GU20 6HJ
Tel: 01276 477222 Fax: 01276 471333 (International: +44 1276)

NEWS RELEASE

FOR IMMEDIATE RELEASE

Summary of The BOC Group results for the three months to 31 December 2001

WINDLESHAM, UK (5 February 2002) - Results are stated after fully adopting the UK accounting standards FRS17 (retirement benefits) and FRS19 (deferred tax). Comparative figures of a year ago are re-stated accordingly. Details of this accounting change were given in The BOC Group News Release issued on 14 December 2001.

After exceptional charges of £11.8 million (mainly restructuring), operating profit was £102.7 million, profit before tax was £85.3 million and earnings per share were 10.5p. The profits and EPS shown below exclude exceptional items and comparisons are on a constant currency basis.

Turnover	£960.0 million, down 5 per cent
Operating profit	£114.5 million, down 11 per cent
Profit before tax	£97.1 million, down 12 per cent
Earnings per share	12.3p, down 9 per cent

- Another resilient performance in difficult market conditions, with improved results from every part of the business except BOC Edwards.
- Excluding BOC Edwards, Group turnover was up 5 per cent and operating profit up 10 per cent.
- Overall results are lower than a year ago because year ago comparisons are made with a period of peak activity in the semiconductor industry.
- Operating profit in Process Gas Solutions was driven by new projects, full ownership of Latin American hydrogen plants and operational cost savings in a firm pricing environment.
- Cost reduction and pricing initiatives helped to improve margins of Industrial and Special Products, although market conditions remained difficult in north America, Japan and the UK.
- Order intake by BOC Edwards for semiconductor equipment has stabilised at a similar rate to the previous quarter and the segment remained profitable.
- Gist performed strongly over the important holiday period.
- Despite good results in South Africa, including better results from Afrox hospitals, exchange rate movements for the rand since a year ago reduced these results when expressed in sterling. Weakness of the Japanese yen also had an adverse impact on translation of results into sterling.

Group Chief Executive, Tony Isaac said,

'Although our first quarter results are below the equivalent figures of a year ago, this masks an improvement in every part of the Group except BOC Edwards. The reasons for a lower profit in BOC Edwards are well understood. A year ago the semiconductor industry was at the peak of its investment cycle and BOC Edwards' sales of equipment to that industry were particularly strong. Order intake fell during the second half of 2001 but has now stabilised at the lower level. I am pleased to report that strict attention to costs has enabled BOC Edwards to remain profitable in such difficult circumstances.

'Despite its cyclical characteristics, we remain confident of long-term growth in the semiconductor industry. BOC has signed a letter of intent to acquire the turbomolecular vacuum pumps business from Seiko Instruments. This would complement BOC Edwards' existing product portfolio very well.

'Our operating profit was also affected by the weakness of the South African rand, which lost a third of its value relative to sterling since a year ago. Translation of our Japanese results was also adversely affected by the exchange rate movement.

'Apart from BOC Edwards and excluding such exchange rate effects, our other businesses increased turnover by 5 per cent, and operating profit by 10 per cent. These improvements were driven by cost savings, price initiatives, acquisitions and new projects.'

GROUP RESULTS

Group profit before tax, excluding exceptional items, was £97.1 million for the fiscal first quarter.

Exchange rate movements, mainly for the South African rand but also for the Japanese yen, reduced profit before tax for the quarter by nearly £6 million and earnings per share by 0.5p compared with a year ago upon translation into sterling.

Excluding currency translation effects, profit before tax decreased 12 per cent for the quarter compared with a year ago. The equivalent comparison for earnings per share was a decrease of 9 per cent. Turnover was down 5 per cent for the fiscal first quarter on a constant currency basis.

fiscal first quarter (year to 30 September 2002)

Group total	**profit before tax**		**earnings per share**	
excl. exceptional items and comparisons at constant currency	£97.1m	*- 12%*	12.3p	*- 9%*

BUSINESS SEGMENT RESULTS

Results, excluding exceptional items, are shown in the table below. All comparisons that follow are on the basis of constant exchange rates and profits exclude exceptional items. Comparisons are made with the fiscal first quarter a year ago unless stated otherwise.

fiscal first quarter (year to 30 September 2002)

£ million	**turnover**		**operating profit**	
Process Gas Solutions	292.9	*+2%*	41.3	*+7%*
Industrial & Special Products	388.4	*+4%*	62.4	*+9%*
BOC Edwards	153.1	*- 36%*	3.9	*- 86%*
Afrox hospitals	57.4	*+14%*	4.6	*+18%*
Gist	68.2	*+11%*	6.0	*+13%*
Group total	**960.0**	***- 5%***	**114.5**	***- 11%***

PROCESS GAS SOLUTIONS (PGS)

Turnover in the first quarter was £292.9 million, up two per cent. Operating profit was up 7 per cent to £41.3 million. The increases in turnover and profit were driven by new plants coming on stream to satisfy long-term contracts and from the full ownership of hydrogen supply schemes in Latin America. During 2001 BOC acquired the remaining shares in two hydrogen supply schemes, one in Venezuela and one in Chile.

Weak manufacturing activity in the UK was reflected in flat sales of liquefied gases in the merchant market but new supply schemes contributed to an increase in on-site sales. Operating profit in the UK improved as a result of actions taken to reduce costs. A new plant to supply hydrogen to Huntsman on Teesside came into production at the end of January on schedule and within budgeted cost.

US manufacturing industry remained in recession during the quarter but tonnage demand from the steel industry was stable compared with the previous quarter and with a year ago. Carbon dioxide sales increased and supply will be boosted by the acquisition of carbon dioxide facilities in the US from Messer, comprising four plants in the central and southern US as well as a rail depot in the north east. Pricing trends remained firm for both air gases and carbon dioxide, although some surcharges have been eliminated following a reduction in fuel costs.

The nitrogen plant supplying Pemex in Mexico contributed a lower operating profit because an early completion bonus was included in the first quarter a year ago. During the quarter, BOC increased its equity share of this project from 30 per cent to 35 per cent. Results from the rest of Latin America improved, primarily because BOC took full ownership of hydrogen plants in Venezuela and Chile.

Turnover and profit were significantly better than a year ago in the south Pacific region mainly as a result of new plants coming on stream in Australia as well as strong liquid volumes. The plant supplying BP near Brisbane began production in October 2000 and a facility came on stream at Whyalla, South Australia, in November 2001. These plants were commissioned on or before schedule within demanding timetables and within budget. Operational and overhead cost reductions also contributed to the improved profit.

Turnover and operating profit increased in south east Asia, driven by growth in Thailand and Singapore. Turnover was lower in Japan but an increase in operating profit from the merchant liquid business more than offset a lower tonnage profit leading to an overall increase.

Turnover and profit were significantly better in Africa as a result of strong volume growth in the merchant market coupled with price increases.

INDUSTRIAL AND SPECIAL PRODUCTS (ISP)

Turnover was £388.4 million in the first quarter which was up 4 per cent, while operating profit was up 9 per cent to £62.4 million. Trading conditions remained difficult in north America, the UK and Japan but volumes improved in the south Pacific region, Latin America and Africa. Margins were improved through lower costs following the major restructuring programme begun in the first half of last year and from better selling prices for liquefied petroleum gas (LPG).

Weak manufacturing activity in the UK continued to hold back sales of industrial products but this was offset by growth of special products and Sureflow gases and services for the hospitality market. Pricing trends remained favourable and operating profit increased.

Sales and operating profit were both lower in north America reflecting continued manufacturing recession and poor capacity utilisation across a wide range of industries. Gases sales were somewhat stronger than sales of equipment, and margins were supported by cost containment. Market conditions were particularly difficult in Canada.

Turnover and operating profit increased in the south Pacific region driven by better prices coupled with cost reduction programmes. Improving economic trends were reflected more in growing sales of equipment than in gas volumes.

Better volumes following market development initiatives and higher seasonal demand than last year lifted sales of liquefied petroleum gas (LPG) by BOC associate Elgas in Australia. Margins were also significantly better than a year ago.

The weakening economy in Japan was reflected in lower turnover but margins improved to leave operating profit higher than a year ago.

The business in southern Africa performed strongly in rather soft economic conditions – particularly for the manufacturing sector. Better sales and operating profit reflect increased rental income, significantly improved sales of Handigas products and services to the hospitality sector (including LPG) and sharply increased exports of welding products.

BOC EDWARDS

Turnover was £153.1 million in the first quarter, down 36 per cent, and operating profit declined 86 per cent to £3.9 million. These reductions reflect the sharp downturn in the semiconductor industry half way through last year that led to lower sales of vacuum, abatement and chemical management equipment. In the first quarter order intake for semiconductor equipment has stabilised at a similar level to the previous quarter and vigorous restructuring has enabled BOC Edwards to remain profitable in the exceptionally difficult market conditions.

Capital equipment orders were the worst affected as investment by manufacturers fell but the current semiconductor cycle has also been characterised by cutbacks in production leading to lower demands for electronic materials and services. Bulk gases sales, which are somewhat less dependent on production volume, held up rather better.

Order intake for general vacuum products was fairly stable and sales during the quarter were boosted by the contribution from vacuum businesses acquired from Smiths Industries on 5 December 2001.

Parts of the Coating Technology business were affected by the semiconductor downturn but Pharmaceutical Systems performed strongly as a result of increased capital investment by the major pharmaceutical manufacturers.

The downturn in the semiconductor industry has provided opportunities to strengthen BOC Edwards business semiconductor product portfolio with carefully targeted acquisitions since the end of the quarter. The Chemical Management business was strengthened with the acquisition of Hydromatix in January. This US-based company with sales of some $5 million a year manufactures specialist liquid purification and abatement systems to support wet fabrication processes. BOC has today announced its intention to acquire Seiko's turbomolecular pump business, subject to various conditions and regulatory approvals. Turbo pumps are used on process tools to evacuate process chambers in semiconductor production and the technology is the key to business relationships with process tool manufacturers. The product range would complement BOC Edwards' existing vacuum portfolio and benefits would include better integration of servicing, marketing and the supply chain.

AFROX HOSPITALS

Turnover was £57.4 million in the first quarter, which was down in terms of sterling but up 14 per cent on a constant currency basis. Operating profit rose 18 per cent to £4.6 million on a constant currency basis.

Hospital activity, measured as paid patient days, was marginally up and the increased turnover and operating profit results principally from increased prices of medication and services.

GIST (formerly BOC Distribution Services)

Turnover was up 11 per cent to £68.2 million in the first quarter and operating profit was up 13 per cent to £6.0 million. The strong results reflect a three month contribution from the new Budgens business as well as efficient performance in Gist's operations for Marks & Spencer over a strong Christmas season.

Having completed the necessary trials, Gist is now starting commercial warehousing operations for Ocado. This company is an electronic food-retailing venture established to provide home delivery services in partnership with Waitrose, a major UK food supermarket chain forming part of the John Lewis Partnership.

CASH FLOW, BORROWINGS AND TAX

Operating cash flow before exceptional items was £113.8 million, down only marginally from the £117.1 million for the same quarter last year. This was despite the sharp reduction in operating profit and cash flow in BOC Edwards. After other items, mainly capital expenditure, financing and tax costs, there was a net cash outflow of £17.0 million for the quarter, compared with an outflow of £9.6 million for the same quarter last year. Acquisitions absorbed a further £47.1 million in the first quarter this year.

At 31 December 2001, net borrowings were £1,329.5 million. Gearing ratios were 33.4 per cent for net debt/capital employed and 62.8 per cent for net debt/equity. These compare with 32.0 per cent and 58.2 per cent respectively on a restated basis at 30 September 2001. The net interest charge of subsidiaries on net borrowings was covered 5.5 times by operating profit before exceptional items and before deducting interest capitalised. Interest was covered by earnings before interest, tax, depreciation and amortisation (EBITDA) 8.5 times compared with 7.0 times a year ago.

The return on average capital employed was 12.6 per cent for the 12 months to 31 December 2001 compared with 12.8 per cent on a restated basis a year ago. The effective rate of tax on underlying profit before exceptional items was 31 per cent. This is just over 1 per cent below the effective rate for the 2001 fiscal year on a restated basis.

NEW ACCOUNTING STANDARDS

The BOC Group has adopted two new UK accounting standards, FRS17 (retirement benefits) and FRS19 (deferred tax) in the preparation of these results. These significantly alter the presentation of the profit and loss account and balance sheet but do not affect cash flow.

Under the new accounting standard for retirement benefits, the net finance charge has been affected by a reduced contribution from returns on pension scheme assets in fiscal 2002. This is because the calculation must be based on a spot valuation of assets at the balance sheet date 30 September 2001, which was near the low point in the equity markets.

For a detailed explanation of how the new standards affect the presentation and for restated results for the quarters of the financial year to 30 September 2001, please see The BOC Group News Release issued on 14 December 2001 by using the following link to our website http://www.boc.com/news/article_detail.cfm?ID=214.

OUTLOOK

Economic conditions in the major industrial markets remain difficult and manufacturing activity shows few signs of upturn in the short term. Capital investment by the semiconductor industry now seems unlikely to improve significantly within the next two quarters.

In spite of these circumstances BOC is confident of building on its successful start to the year by continuing to improve business efficiency and driving down costs in all segments. Meanwhile the pricing environment in key markets for industrial gases remains firm. BOC continues to focus on enhancing growth capabilities in its core businesses. In addition to careful control of costs, BOC Edwards is maintaining its focus on working with key customers to develop products to ensure that it is strongly positioned for the next phase of semiconductor industry investment.

Contact: Christopher Marsay, Group Manager - Investor Relations
Tel. 07771 730530 before 12.30pm
or 01276 477222 (International +44 1276 477222) thereafter.

Notes for editors

Serving two million customers in more than 50 countries, The BOC Group is one of the largest and most global of the world's leading gases companies. It employs some 43,000 people and had annual sales of over £4 billion in 2001.

For more than a century BOC's gases and expertise have contributed to advances in many industries and aspects of everyday life, including steel-making, refining, chemical processing, environmental protection, wastewater treatment, welding and cutting, food processing and distribution, glass production, electronics and health care.

Two significant businesses have grown in parallel with BOC's industrial gases activities. One is BOC Edwards, which supplies ultra-high purity gases and associated equipment to the semiconductor industry and is also world-famous for its vacuum pumps; the other is Gist - a specialist logistics company serving a number of major customers including Marks & Spencer.

GROUP RESULTS
3 MONTHS TO 31 DECEMBER 2001

	3 Months to 31 Dec 2001	3 Months to 31 Dec 2000 (Restated)	Year to 30 Sep 2001 (Restated)
	£million	£million	£million
TURNOVER, including share of joint ventures and associates	960.0	1,057.3	4,159.2
Less: share of joint ventures	77.1	82.8	340.0
Less: share of associates	10.4	10.0	46.3
Turnover	872.5	964.5	3,772.9
Operating profit of subsidiary undertakings	97.3	114.5	458.4
Share of operating profit of joint ventures	14.6	15.5	59.0
Share of operating profit of associates	2.6	4.6	13.2
Operating profit before exceptional items	114.5	134.6	530.6
Operating exceptional items (note 1)	(11.8)	(3.4)	(108.3)
Total operating profit including share of joint ventures and associates	102.7	131.2	422.3
Profit on disposal of fixed assets	-	-	3.6
Profit before interest	102.7	131.2	425.9
Interest on net debt	(26.6)	(33.1)	(123.4)
Interest on pension scheme liabilities	(25.8)	(26.8)	(107.2)
Expected return on pension scheme assets	35.0	41.7	166.9
Net interest	(17.4)	(18.2)	(63.7)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	85.3	113.0	362.2
Tax (note 2)	(27.4)	(31.9)	(104.6)
Profit on ordinary activities after tax	57.9	81.1	257.6
Minority interests	(6.6)	(10.2)	(33.5)
PROFIT FOR THE PERIOD	51.3	70.9	224.1
Dividends	(75.9)	(75.4)	(180.3)
Surplus/(deficit) for the period	(24.6)	(4.5)	43.8
Earnings per share, basic (note 3)			
- on published profit for the period	10.48p	14.54p	46.03p
- before exceptional items	12.35p	14.10p	57.51p
Earnings per share, diluted (note 3)			
- published profit for the period	10.44p	14.50p	45.87p
- before exceptional items	12.30p	14.05p	57.31p

SEGMENTAL INFORMATION
3 MONTHS TO 31 DECEMBER 2001

Turnover and operating profit before exceptional items by business were as follows:

	3 Months to 31 Dec 2001		3 Months to 31 Dec 2000 (Restated)		Year to 30 Sep 2001 (Restated)	
	Turnover	Operating Profit	Turnover	Operating Profit	Turnover	Operating Profit
	£million	£million	£million	£million	£million	£million
Process Gas Solutions	292.9	41.3	293.1	39.5	1,193.0	156.5
Industrial and Special Products	388.4	62.4	391.7	61.1	1,573.9	248.8
BOC Edwards	153.1	3.9	244.0	28.4	873.1	78.8
Afrox hospitals	57.4	4.6	67.1	5.3	287.8	32.3
Gist	68.2	6.0	61.4	5.3	231.4	21.3
Corporate	-	(3.7)	-	(5.0)	-	(7.1)
Continuing operations	960.0	114.5	1,057.3	134.6	4,159.2	530.6

Turnover and operating profit before exceptional items by region were as follows:

	3 Months to 31 Dec 2001		3 Months to 31 Dec 2000 (Restated)		Year to 30 Sep 2001 (Restated)	
	Turnover	Operating Profit	Turnover	Operating Profit	Turnover	Operating Profit
	£million	£million	£million	£million	£million	£million
Europe	257.8	36.6	256.7	31.0	1,002.5	165.5
Americas	316.6	25.0	367.2	36.1	1,387.5	137.2
Africa	105.7	15.4	122.6	17.0	505.6	69.4
Asia/Pacific	279.9	37.5	310.8	50.5	1,263.6	158.5
Continuing operations	960.0	114.5	1,057.3	134.6	4,159.2	530.6

CONDENSED BALANCE SHEET
AT 31 DECEMBER 2001

	At 31 Dec 2001	At 30 Sep 2001 (Restated)
	£million	£million
Fixed Assets		
- Intangible assets	51.3	48.1
- Tangible assets	3,156.7	3,168.6
- Joint ventures, associates and other investments	467.6	449.8
Working capital (excluding bank balances and short-term loans)	249.9	258.4
Deferred tax provisions	(293.0)	(294.3)
Other non current liabilities and provisions	(235.9)	(227.7)
Net borrowings and finance leases	(1,329.5)	(1,272.1)
Net assets excluding pension assets and liabilities	2,067.1	2,130.8
Pension assets	106.1	107.0
Pension liabilities	(55.3)	(51.7)
Net assets including pension assets and liabilities	2,117.9	2,186.1
Shareholders' capital and reserves	2,004.2	2,047.9
Minority shareholders' interests	113.7	138.2
	2,117.9	2,186.1

CASH FLOW
3 MONTHS TO 31 DECEMBER 2001

	3 Months to 31 Dec 2001	3 Months to 31 Dec 2000 (Restated)	Year to 30 Sep 2001 (Restated)
	£million	£million	£million
TOTAL OPERATING PROFIT before exceptional items	114.5	134.6	530.6
Depreciation and amortisation	81.0	82.5	329.5
Operating profit of joint ventures	(14.6)	(15.5)	(59.0)
Operating profit of associates	(2.6)	(4.6)	(13.2)
Changes in working capital and other items	(64.5)	(79.9)	51.7
Exceptional cash items	(13.4)	(2.0)	(51.8)
NET CASH INFLOW FROM OPERATING ACITIVITIES	100.4	115.1	787.8
DIVIDENDS FROM JOINT VENTURES AND ASSOCIATES	1.7	1.5	23.5
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	(24.6)	(29.9)	(87.2)
TAX PAID	(20.7)	(24.6)	(100.6)
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT	(87.2)	(73.7)	(311.9)
ACQUISITIONS AND DISPOSALS	(47.1)	(14.1)	(133.6)
EQUITY DIVIDENDS PAID	-	-	(180.3)
NET CASH OUTFLOW BEFORE USE OF LIQUID RESOURCES AND FINANCING	(77.5)	(25.7)	(2.3)

NOTES

1 The operating exceptional items in the period to 31 December 2001 comprise the following:
a) restructuring charges: £9.8 million
b) costs directly attributable to the failed take-over bid: £2.0 million.

2 Overseas tax included in the tax charge amounted to £14.9 million (3 months to 31 December 2000: £21.0 million, year to 30 September 2001: £66.4 million). Joint ventures' tax amounted to £2.2 million (3 months to 31 December 2000: £0.2 million, year to 30 September 2001: £4.3 million). Associated undertakings' tax amounted to £0.6 million (3 months to 31 December 2000: £0.4 million, year to 30 September 2001: £2.7 million).

3 The number of shares used in the basic earnings per share calculation was 488.5 million (3 months to 31 December 2000: 486.1 million, year to 30 September 2001: 486.9 million). The number of shares used in the diluted earnings per share calculation was 490.2 million (3 months to 31 December 2000: 487.5 million, year to 30 September 2001: 488.6 million). These figures include an adjustment for own shares held by an employee share ownership plan (ESOP) trust.

4 The results for the 3 months to 31 December 2001 have been prepared on an accounting basis consistent with that applied in the financial year to 30 September 2001, except for changes arising from the adoption of two new accounting standards, FRS17 - Retirement benefits and FRS19 - Deferred tax. Comparative figures have been restated accordingly.

5 Financial information for the year to 30 September 2001 has been based on the full Group accounts for that period. The 2001 accounts received an unqualified audit report and have been delivered to the Registrar of Companies.

Chertsey Road, Windlesham, Surrey GU20 6HJ
Tel: 01276 477222 Fax: 01276 471333 (International: +44 1276)

NEWS RELEASE

FOR IMMEDIATE RELEASE

BOC to acquire turbomolecular pump business from Seiko Instruments Inc.

WINDLESHAM, UK (5 February 2002) — The BOC Group announced today that it has signed a letter of intent with Seiko Instruments Inc. (SII) to purchase SII's turbomolecular pump business on behalf of its BOC Edwards line of business, the leading supplier of vacuum pumps to the semiconductor industry.

The purchase price is yet to be finalized, but the total deal value is expected to be approximately £70m. The acquisition remains subject to various conditions and regulatory approvals. Management would expect the acquisition to be broadly neutral to BOC Group earnings in current market conditions and increased sales volume would be expected to lead to enhanced earnings. Turbo pump development and production, together with employees, would remain at the Narashino factory in Chiba Prefecture, Japan.

BOC Edwards has an 18-year association with SII and is currently the sole pump distributor for Europe, the USA and Korea. 'We are already very familiar with SII's products, which complement our existing vacuum portfolio,' said Brian Emslie, Semiconductor Business Development Director, BOC Edwards. 'We would have the opportunity to streamline operations, from supply chain management right through to service and support, and improve the customer offering. We would provide customers with a single source of expertise for all their vacuum requirements - on, near or remote from the semiconductor process tool – and in future all pumps would share a common control and e-diagnostics system.'

SII's turbo pumps are used on the tool to evacuate process chambers in semiconductor etch, HDP-CVD and ion implant applications. With rotational speeds up to 48,000 rpm, they can achieve high vacuum and throughput up to 3,000 litres per second. The pumps use magnetic bearings, which levitate the high-speed rotor blades and eliminate all contact with the stator. This results in minimal noise and vibration, no bearing wear and consequently low cost of ownership. Mean service intervals can be as long as ten years.

'Vacuum will continue to be critical to next generation semiconductor manufacturing processes,' said Dr. 'Raj' Rajagopal, Chief Executive, BOC Edwards, 'and we intend to remain the leader in this market. This acquisition would allow us to draw upon both SII's renowned turbo technology and our own proprietary vacuum technologies.'

Contacts and background information NEXT PAGE>

Contacts:

The BOC Group	Christopher Marsay, Group Manager - Investor Relations Tel. 01276 477222 (International +44 1276 477222)
BOC Edwards	Patrick Pearson, Communications Manager,. Tel 01293 603267. (International +44 1293 603267) Fax 01293 407451 (International +44 1293 407451) E-mail patrick.pearson@edwards.boc.com
Seiko Instruments Inc	Kazuya Saito, General Manager, Public Affairs Department Tel. +81-43-211-1185

Background information for Editors

BOC Edwards

BOC Edwards, a BOC Group line of business, is the leading supplier of integrated solutions to the global semiconductor industry. The business maximizes value - for both semiconductor device and process tool manufacturers - by offering a single source of technological expertise, innovative product solutions and first class services. Products include bulk and special gases, vacuum pumps, exhaust management systems, chemical dispense systems, temperature control units, control software and measurement instrumentation. Services include tool component cleaning and a full range of on-site and consultancy options.

BOC Edwards is a global business with over 4000 employees and annual sales of £873m in the year to 30 September 2001. The BOC Group is one of the most global of the world's gases companies. It employs 43,000 people, operates in over 50 countries, serves some two million customers and achieved sales of nearly £4.2 billion in the year ended 30 September 2001.

Information on BOC Edwards can be accessed at http://www.bocedwards.com.
Information on The BOC Group plc can be accessed at http://www.boc.com

Seiko Instruments Inc.

The Seiko Group consists of three core companies: SEIKO CORPORATION, SEIKO INSTRUMENTS INC., and SEIKO EPSON CORP. Each of them plays its own distinctive role in the group, and contributes to its dynamic growth. The historic joint cooperation between these independent companies brought to the timepiece business a precision and a standard of quality that established Seiko timepieces in their present preeminent position.

Founded in 1937, Seiko Instruments Inc. is one of the world's leading watch manufacturers and had annual sales exceeding JPY 220bn in Yr 2000. It is active in four main areas of business:

1. Wearable: Watches and a wide range of other wearable electronic devices for people.
2. Industrial Systems: Key process support for manufacturing industry including development, production and inspection.
3. Network Components: Electronic components for cell phones, mobile information devices and network equipment.
4. e-Solutions: Totally integrated solutions providing content, devices and network based services for e-business.

SII's turbo pump business was established in 1983, leveraging the wealth of knowledge in precision engineering for watch parts.

Information on Seiko Instruments Inc. can be accessed at http://www.sii.co.jp
Specific information on turbo pumps can be accessed at
http://www.seikoseiki.co.jp/vi/eg/index.html

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE LONDON STOCK EXCHANGE AT 12.10 HRS ON 6 FEBRUARY 2002 UNDER REF. NO. 0598R

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The BOC Group plc

2) Name of director

John Lawrence WALSH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

John Lawrence WALSH

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of option held under Share Purchase Plan and sale of shares acquired

7) Number of shares/amount of stock acquired

5,000

8) Percentage of issued class

Less than 0.1%

9) Number of shares/amount of stock disposed

5,000

10) Percentage of issued class

Less than 0.1%

11) Class of security

Ordinary shares of 25p each

12) Price per share

exercise price 627p, sale price 1000.2115p

13) Date of transaction

6 February 2002

14) Date company informed

6 February 2002

15) Total holding following this notification

1,000 Ordinary shares 319,500 options over Ordinary shares

16) Total percentage holding of issued class following this notification

Less than 0.1%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Carol Hunt, Deputy Company Secretary, tel: 01276 807759

25) Name and signature of authorised company official responsible for making this notification

Carol Hunt, Deputy Company Secretary

Date of Notification.....6 February 2002.......................

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE LONDON STOCK EXCHANGE AT 12.40 HRS ON 6 FEBRUARY 2002 UNDER REF. NO. 0617R

6 February 2002

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 6 February 2002 of 5,000 Ordinary shares of 25p each in the Company at a sale price of 1000.2115p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share option plans.

Following this disposal of 5,000 Ordinary shares, the Trustee now holds 5,018,406 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,018,406 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE LONDON STOCK EXCHANGE AT 17.16 HRS ON 6 FEBRUARY 2002 UNDER REF. NO. 0967R

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The BOC Group plc

2) Name of shareholder having a major interest

Putnam Investment Management, LLC and The Putnam Advisory Company, LLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See additional information

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 25p each

10) Date of transaction

1 February 2002

11) Date company informed

6 February 2002

12) Total holding following this notification

15,871,008

13) Total percentage holding of issued class following this notification

3.226%

14) Any additional information

In a letter dated 1 February 2002 received on 6 February 2002, The BOC Group plc has been notified pursuant to s198 of the Companies Act 1985 that Putnam Investment Management LLC, and The Putnam Advisory Company, LLC have a 3.226% (previously 4.32%)notifable interest in the issued Ordinary share capital of the Company.

Neither Putnam Investment Management, LLC and The Putnam Advisory Company, LLC own shares on their own account. The shares are held by Putnam on behalf of their clients.

15) Name of contact and telephone number for queries

Sarah Larkins 01276 807383

16) Name and signature of authorised company official responsible for making this notification
Sarah Larkins, Company Secretarial Assistant

17) Date of notification

6 February 2002

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE LONDON STOCK EXCHANGE AT 10.17 HRS ON 7 FEBRUARY 2002 UNDER REF. NO. 1141R

7 February 2002

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 6 February 2002 of 27,000 Ordinary shares of 25p each in the Company at a sale price of 1000.21p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share option plans.

Following this disposal of 27,000 Ordinary shares, the Trustee now holds 4,991,406 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,991,406 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE LONDON STOCK EXCHANGE ON 8 FEBRUARY 2002 AT 09.20 HRS UNDER REF.NO. 1809R

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The BOC Group plc

2) Name of director

Richard Stanley GRANT

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of holding of director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Richard Stanley GRANT

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of Options

7) Number of shares/amount of stock acquired

8) Percentage of issued class

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary shares of 25p each

12) Price per share

13) Date of transaction

6 February 2002

14) Date company informed

7 February 2002

15) *Total holding following this notification*

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

6 February 2002

18) Period during which or date on which exercisable

6 February 2005 to 6 February 2012 subject to a performance condition

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

33,638 Ordinary shares of 25p each granted under The BOC Group Executive Share Option Scheme 1995; and
46,362 Ordinary shares of 25p each granted under The BOC Group Executive Share Option Scheme 1995 (Jersey)

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

1016p

22) Total number of shares or debentures over which options held following this notification

605,000

23) Any additional information

At the date of grant on 6 February 2002, a confirmed option price was not available but was received on 7 February 2002.

The options, granted under The BOC Group Executive Share Option Scheme 1995, may be satisfied by a new issue of shares to the director or by a transfer of shares from The BOC Group plc Employee Share Trust (1995). The Trust has the right to subscribe the number of shares required to satisfy the option. Other employees (including executive directors) may receive shares on a similar basis but, for the purposes of disclosure of directors' interests, each director is deemed to be interested only in the number of shares available under the option granted to him, and not in any shares which may be acquired by such other employees from the Trust.

24) Name of contact and telephone number for queries

Sarah Larkins Company Secretarial Assistant
01276 807383

25) Name and signature of authorised company official responsible for making this notification

Sarah Larkins, Company Secretarial Assistant

Date of Notification..8 February 2002......................

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE LONDON STOCK EXCHANGE ON 8 FERBUARY 2002 AT 09.08 HRS UNDER REF.NO.1799R

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The BOC Group plc

2) Name of director

Anthony Eric ISAAC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of holding of director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Anthony Eric ISAAC

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of Options

7) Number of shares/amount of stock acquired

8) Percentage of issued class

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary shares of 25p each

12) Price per share

13) Date of transaction

6 February 2002

14) Date company informed

7 February 2002

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

6 February 2002

18) Period during which or date on which exercisable

6 February 2005 to 6 February 2012 subject to a performance condition

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

200,000 Ordinary shares of 25p each granted under The BOC Group Executive Share Option Scheme 1995 (Jersey)

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

1016p

22) Total number of shares or debentures over which options held following this notification

947,357

23) Any additional information

At the date of grant on 6 February 2002, a confirmed option price was not available but was received on 7 February 2002.

The options, granted under The BOC Group Executive Share Option Scheme 1995, may be satisfied by a new issue of shares to the director or by a transfer of shares from The BOC Group plc Employee Share Trust (1995). The Trust has the right to subscribe the number of shares required to satisfy the option. Other employees (including executive directors) may receive shares on a similar basis but, for the purposes of disclosure of directors' interests, each director is deemed to be interested only in the number of shares available under the option granted to him, and not in any shares which may be acquired by such other employees from the Trust.

24) Name of contact and telephone number for queries

Sarah Larkins, Company Secretarial Assistant

01276 807383

25) Name and signature of authorised company official responsible for making this notification

Sarah Larkins, Company Secretarial Assistant

Date of Notification..8 February 2002.....................

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE LONDON STOCK EXCHANGE ON 8 FEBRUARY 2002 AT 09.14 HRS UNDER REF.NO.1805R

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The BOC Group plc

2) Name of director

René MEDORI

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of holding of director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

René MEDORI

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of Options

7) Number of shares/amount of stock acquired

8) Percentage of issued class

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary shares of 25p each

12) Price per share

13) Date of transaction

6 February 2002

14) Date company informed

7 February 2002

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

6 February 2002

18) Period during which or date on which exercisable

6 February 2005 to 6 February 2012 subject to a performance condition

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

62,925 Ordinary shares of 25p each granted under The BOC Group Executive Share Option Scheme 1995; and
17,075 Ordinary shares of 25p each granted under The BOC Group Executive Share Option Scheme 1995 (Jersey)

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

1016p

22) Total number of shares or debentures over which options held following this notification

379,112

23) Any additional information

At the date of grant on 6 February 2002, a confirmed option price was not available but was received on 7 February 2002.

The options, granted under The BOC Group Executive Share Option Scheme 1995, may be satisfied by a new issue of shares to the director or by a transfer of shares from The BOC Group plc Employee Share Trust (1995). The Trust has the right to subscribe the number of shares required to satisfy the option. Other employees (including executive directors) may receive shares on a similar basis but, for the purposes of disclosure of directors' interests, each director is deemed to be interested only in the number of shares available under the option granted to him, and not in any shares which may be acquired by such other employees from the Trust.

24) Name of contact and telephone number for queries

Sarah Larkins Company Secretarial Assistant
01276 807383

25) Name and signature of authorised company official responsible for making this notification

Sarah Larkins, Company Secretarial Assistant

Date of Notification..8 February 2002......................

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE LONDON STOCK EXCHANGE ON 8 FEBRUARY 2002 AT 09.26 HRS UNDER REF.NO.1814R

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The BOC Group plc

2) Name of director

Krishnamurthy RAJAGOPAL

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of holding of director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Krishnamurthy RAJAGOPAL

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of Options

7) Number of shares/amount of stock acquired

8) Percentage of issued class

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary shares of 25p each

12) Price per share

13) Date of transaction

6 February 2002

14) Date company informed

7 February 2002

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

6 February 2002

18) Period during which or date on which exercisable

6 February 2005 to 6 February 2012 subject to a performance condition

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

25,717 Ordinary shares of 25p each granted under The BOC Group Executive Share Option Scheme 1995; and
54,283 Ordinary shares of 25p each granted under The BOC Group Executive Share Option Scheme 1995 (Jersey)

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

1016p

22) Total number of shares or debentures over which options held following this notification

474,647

23) Any additional information

At the date of grant on 6 February 2002, a confirmed option price was not available but was received on 7 February 2002.

The options, granted under The BOC Group Executive Share Option Scheme 1995, may be satisfied by a new issue of shares to the director or by a transfer of shares from The BOC Group plc Employee Share Trust (1995). The Trust has the right to subscribe the number of shares required to satisfy the option. Other employees (including executive directors) may receive shares on a similar basis but, for the purposes of disclosure of directors' interests, each director is deemed to be interested only in the number of shares available under the option granted to him, and not in any shares which may be acquired by such other employees from the Trust.

24) Name of contact and telephone number for queries

Sarah Larkins Company Secretarial Assistant
01276 807383

25) Name and signature of authorised company official responsible for making this notification

Sarah Larkins, Company Secretarial Assistant

Date of Notification..8 February 2002......................

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE LONDON STOCK EXCHANGE ON 8 FEBRUARY 2002 AT 09.32 HRS UNDER REF.NO.1817R

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The BOC Group plc

2) Name of director

John Lawrence WALSH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of holding of director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

John Lawrence WALSH

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of Options

7) Number of shares/amount of stock acquired

8) Percentage of issued class

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary shares of 25p each

12) Price per share

13) Date of transaction

6 February 2002

14) Date company informed

7 February 2002

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

6 February 2002

18) Period during which or date on which exercisable

6 February 2005 to 6 February 2012 subject to a performance condition

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

36,215 Ordinary shares of 25p each granted under The BOC Group Executive Share Option Scheme 1995; and
43,785 Ordinary shares of 25p each granted under The BOC Group Executive Share Option Scheme 1995 (Jersey)

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

1016p

22) Total number of shares or debentures over which options held following this notification

399,500

23) Any additional information

At the date of grant on 6 February 2002, a confirmed option price was not available but was received on 7 February 2002.

The options, granted under The BOC Group Executive Share Option Scheme 1995, may be satisfied by a new issue of shares to the director or by a transfer of shares from The BOC Group plc Employee Share Trust (1995). The Trust has the right to subscribe the number of shares required to satisfy the option. Other employees (including executive directors) may receive shares on a similar basis but, for the purposes of disclosure of directors' interests, each director is deemed to be interested only in the number of shares available under the option granted to him, and not in any shares which may be acquired by such other employees from the Trust.

24) Name of contact and telephone number for queries

Sarah Larkins Company Secretarial Assistant
01276 807383

25) Name and signature of authorised company official responsible for making this notification

Sarah Larkins, Company Secretarial Assistant

Date of Notification..8 February 2002......................

THE BOC GROUP plc ANNOUNEMENT RELEASED TO THE LONDON STOCK EXCHANGE AT 10.03 HRS ON 12 FEBRUARY 2002 UNDER REF. NO. 3188R

12 February 2002

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 11 February 2002 of 8,500 Ordinary shares of 25p each in the Company at a sale price of 1006.10p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share option plans.

Following this disposal of 8,500 Ordinary shares, the Trustee now holds 4,982,906 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,982,906 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

12 February 2002

BOC ESTABLISHES EMTN PROGRAMME

The BOC Group plc is pleased to announce that it has today established a £600,000,000 EMTN Programme. The programme will be listed on the London Stock Exchange and will permit issuance in both public and private markets. Deutsche Bank has been appointed as Arranger of the programme.

For further information please contact:

Daniel Shook, Group Treasurer
Christopher Marsay, Group Manager – Investor Relations
Telephone: 01276 477222 (International + 44 1276 47222)

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE LONDON STOCK EXCHANGE AT 15.16 HRS ON 13 FEBRUARY 2002 UNDER REF. NO. 4190R

13 February 2002

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 12 February 2002 of 22,000 Ordinary shares of 25p each in the Company at a sale price of 1016.87p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share option plans.

Following this disposal of 22,000 Ordinary shares, the Trustee now holds 4,960,906 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,960,906 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.